

May 2, 2006

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Mr. Ira G. Boots, Chief Executive Officer
Berry Plastics Corporation
101 Oakley Street
Evansville, Indiana   47710

Re: Berry Plastics Corporation
        Registration Statement on Form S-4
        Filed on April 22, 2008
        File No. 333-150372

Dear Mr. Boots:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting Comments

<u>Berry Plastics Holding Corporation Consolidated or Combined Financial Statements for the Fiscal Year Ended September 29, 2007</u>

<u>Basis of Presentation, page F-11</u>

1. We note that you have presented audited operating results and cash flows for Old Berry Holding for September 20, 2006 through September 30, 2006 and October 1, 2006 through September 29, 2007. Please provide us with your calculations of Old

Berry Holding's significance tests in accordance with Rule 1-02(w) of Regulation S-X. Depending on the results of these tests, please address the need, if any, for providing historical financial statements for Old Berry Holdings in accordance with Rule 3-05 of Regulation S-X.

14. Subsequent Events, page F-48

2. We note that you acquired Captive Holdings, Inc. for approximately $500 million on February 5, 2008. Please provide us with your calculations of the significance tests for your acquisition of Captive Holdings, Inc. Depending on the results of the significance tests, please address the need, if any, to present historical and pro forma financial statements for this acquisition. Refer to Rules 1-02(w) and 3-05 of Regulation S-X for guidance.

Signatures, page II-8

3. The registration statement should also be signed by the registrant's principal accounting officer or controller whose title should be shown on the signature page.

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey Houser, Accountant at (202)551-3736 or Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or me at (202) 551-3766 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director